FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on December 2, 2013

1.
On December 2, 2013, the Registrant filed an immediate report with the Israeli Securities Authority in connection with a transaction with a Controlling Shareholder or Director that does not require the approval of the shareholders meeting.

2.	Date of Approval of the Transaction by the Board of Directors: December 2, 2013

3.	Summary of Main Points and Summary of the Board of Directors' and the Audit Committee's Reasons for Approving the Transaction.

The Compensation Committee, the Audit Committee and the Board of Directors affirmed that the issue was the extension of the validity of the directors’ and officers’ liability insurance policy for the period beginning on January 1, 2014 and through June 30, 2015. In the terms of the extended policy, there were no material changes with respect to the policy which was approved by the shareholders meeting on February 1, 2012, the main terms of which are detailed in the immediate report dated 25 December, 2011 (Reference No. 2011-01-373890), with the exception of the premium of the policy which is less than the premium approved by the said shareholders meeting. It should be noted that this transaction is also approved in accordance with Regulation 1B (5) of the Israeli Company Regulations (Reliefs with transactions with Related Parties) 5760-2000.

The following is the wording of Regulation 1C of the Israeli Company Regulations (Reliefs with transactions with Related Parties) 5760-2000: (a) The Reliefs according to Regulation 1 to 1B will not apply to a public company  if one or more shareholders holding at least 1% of the company's issued share capital or voting rights notifies the Company of his/her objection to such relief being granted, as long as the objection is provided in writing no later than fourteen (14) days subsequent to the date the public company submitted a report according to the Israel Securities Law regarding the taking of the decision or from the date such company submitted a report correcting such report. (b) If an objection is filed as aforesaid in sub regulation (a), the transaction requires approval according to Section 273 or 275 of the Israeli Companies Law, as applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
VP & CFO
Dated:  December 3, 2013